Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CHANGE IN PRINCIPAL LEGAL REPRESENTATIVE

Lima, Peru, December 5, 2025 –Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“The Company” or “Cementos Pacasmayo”) announced today that as part of the succession plan for the current General Counsel Mr. Javier Durand, who held the position  since 2008, will be leaving that position as of today.

In his place, Mrs. Gabriela Dañino, who joined the Company in July 2025 as Legal Director, will assume the duties of General Counsel. In this capacity, Mrs. Dañino will lead all legal functions.

Throughout her career, Mrs. Dañino has worked at prestigious law firms such as Skadden, Arps, Slate, Meagher & Flom LLP in New York, and built a solid track record as an attorney at Miranda & Amado Abogados. She brings to this position extensive experience in financial, corporate, commercial, and civil law.

“We are deeply grateful for the commitment, integrity, and dedication that Javier Durand has demonstrated throughout his years with the company. His leadership has been key to strengthening our compliance culture and building a solid corporate reputation. His transition has been planned with the responsibility that has always characterized him, ensuring that his successor has all the necessary tools to continue driving our legal and corporate governance strategy. We express our sincerest wishes for success in this new chapter of his life,” commented Humberto Nadal, CEO.

The company reaffirms its utmost appreciation for the work carried out by Mr. Durand during his more than 30 years in the Hochschild-Pacasmayo Group and wishes him every success in this new stage of his life.